SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended May 31, 2001
                         Commission file number 0-5131

             Art's Way Manufacturing Co., Inc. 401(k) Savings Plan
                           (Full title of the plan)

                       Art's Way Manufacturing Co., Inc.
                            (Issuer of securities)

                      P.O. Box 288, Armstrong.  IA 50514
                    (Address of principal executive office)

                             Required Information

Enclosed are the plan financial statements and schedules as of May 31, 2001 and 2000 and for each of the years in the three year period ended
May 31, 2001 prepared in accordance with financial reporting requirements of ERISA.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

11/30/01           Art's-Way Manufacturing Co., Inc. 401 (k) Savings Plan
(Date)                             (Name of Plan)


                                       /s/ William T. Green
                                           Executive Vice President


                      ART'S-WAY MANUFACTURING CO., INC.
                               SAVINGS PLAN

Table of Contents
                                                           Page

Independent Auditors' Report                                 1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits	     2

   Statements of Changes in Net Assets Available for
    Plan Benefits                                            3

Notes to Financial Statements			             4

Supplemental Schedule:

    Assets Held for Investment Purposes at End of Year       9




KPMG
Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

                         Independent Auditors' Report

Plan Administrator of Art's-Way
   Manufacturing Co., Inc. Savings Plan:

We have audited the financial statements of Art's-Way Manufacturing Co., Inc. Savings Plan as of May 31, 2001 and 2000, and for the years ended May 31, 2001, 2000, and 1999 as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Art's-Way Manufacturing Co., Inc. Savings Plan as of
May 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years ended May 31, 2001, 2000, and 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     KPMG LLP
November 12, 2001



ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
May 31, 2001 and 2000
		                                      2001	   2000
Assets:
  Investments:
  Principal Life Insurance Company -
   deposit contract,
   at contract value (cost: 2001, $2,148,049;
   2000, $2,607,591) 	                           $2,147,941    2,607,591

   At fair value:
   Money Market Fund (cost: 2001, $34,091;
    2000, $49,422)				       37,136      52,606
   Small Company Blend Fund
     (cost: 2001, $66,772; 2000, $57,816)              77,328      60,253
   International Stock Fund
     (cost: 2001, $23,959; 2000, $19,465)              21,264      21,542
   Art's-Way Common Stock Fund (cost: 2001,
   $307,270; 2000, $217,967)                          174,109     119,551
   Shares of registered investment companies:
   Washington Mutual Investment Fund
   (cost: 2001, $2,046,942; 2000, $2,153,725)       2,559,524   2,753,010
   Income Fund of America (cost: 2001, $1,166,341;
     2000, $1,196,361)                              1,236,792   1,191,451
   U. S. Government Fund (cost: 2001, $199,591;
     2000, $149,231)	                              199,874     140,841
   Participant loans, at unpaid balance               166,587     190,233

                                                    6,620,555   7,137,078

Employee contributions receivable:                      1,285       1,511

                                                    6,621,840   7,138,589


See accompanying notes to financial statements.


ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended May 31, 2001, 2000 and 1999

		                          2001         2000        1999

Additions to net assets
 attributed to:
Investment income:
Net appreciation (depreciation)
in fair value of investments           $  387,835    (361,937)    251,956
Interest income                           160,992     169,266     226,454
Dividend income                           123,269     210,109     139,633

Net investment income                     672,096      17,438     618,043

Contributions:
Employer                                     -           -        113,988
Employee                                  154,189     209,257     263,203

Total contributions                       154,189     209,257     377,191


Total additions                           826,285     226,695     995,234

Deductions from net
 assets attributed to:
 Administrative expenses                   14,655      53,199       2,627
Benefits paid to
  participants	                        1,328,379   1,736,215   1,852,839

Total deductions                        1,343,034   1,789,414   1,855,466

Net decrease                             (516,749) (1,562,719)   (860,232)

Net assets available for
 plan benefits:
Beginning of year                       7,138,589   8,701,308   9,561,540

End of year                           $ 6,621,840   7,138,589   8,701,308


See accompanying notes to financial statements


ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Notes to Financial Statements
May 31, 2001, 2000, and 1999

(1)  Summary of Significant Accounting Policies

(a) Nature of Operations

Art's-Way Manufacturing Co., Inc. (the Company) is a manufacturer of specialized farm machinery and equipment, which it markets under its own and private labels.

(b) Basis of Presentation

The accompanying financial statements of the Art's-Way Manufacturing Co., Inc. Savings Plan (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America.

(c) Investment Valuation and Income Recognition

Investments in securities (funds) are stated at fair value.
Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. The Company has an investment contract with its sponsor that is valued at contract value.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Administrative Expenses

Substantially all of the administrative fees and expenses of the Plan are paid by the Company, and the other fees are paid by forfeitures of participants' accounts.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g) Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the eight investment options:

     - Principal Life Insurance Company - deposit contract - funds are invested in an investment contract with the Sponsor. The objective of this fund is the preservation of captial.
        Contributions are guaranteed an interest rate for a specified period of time.

     - Money Market Fund - funds are invested with the Sponsor in a pooled separate account that includes high quality commercial paper. The objective of this fund is the preservation of capital.

     - Small Company Blend Fund - funds are invested in stocks of smaller, seasoned companies where potential for long-term growth is expected to be above average.

     - International Stock Fund - funds are invested in common stocks of corporations located outside the United States. Countries and industries are selected after evaluating the economic, social, and political factors of each market.

     - Washington Mutual Investment Fund - funds are invested in shares of a registered investment company that invests mainly in common stocks. The fund's objective is current income and capital growth.

     - Income Fund of America - funds are invested in shares of a registered investment company that invests mainly in common stocks and corporate and government bonds. The fund's objective is current income and, secondarily, growth of capital.

     - U.S. Government Fund - funds are invested in shares of a registered investment company that invests mainly in government-backed securities. The fund's objective is current income with a preservation of capital.

     - Art's-Way Common Stock Fund - funds are invested in common stock of the Company.

(2)  Plan Description

The following is a summary of the Plan. The more significant Plan provisions are addressed below. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution retirement plan sponsored and administered by the Company for its employees. Management believes the Plan is in compliance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Under terms of the Plan, an employee becomes eligible to participate after receiving credit for six months of service, as defined.

(b) Participant Contributions

Upon enrollment in the Plan, a participant may direct employee contributions in any of the eight investment options. A participant may make deductible contributions of not less than 4% under a salary deferral agreement.
The Plan also provides for rollovers of lump-sum distributions by participants from certain individual retirement accounts or a qualified 401(k) plan.

(c) Employer Contributions

The employer may make matching contributions at a discretionary percent and, at its sole discretion, may make discretionary contributions. The employer did not make any contributions during the Plan years ended
May 31, 2001, or 2000.

When the employer makes a matching contribution, it is added to the accounts of those participants who have made contributions for the year, as noted above. The matching contribution under the Plan shall be equal to a discretionary percentage of the participant's salary reductions as determined by the employer.

The employer's discretionary contribution is shared by all plan members, whether or not they have made contributions, based on the member's compensation compared to all participants' combined compensation and years of service.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and an allocation of the Plan's net increase in net assets available for plan benefits corresponding to the participant's investment elections. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeitures are used to pay a portion of the administrative expenses of the Plan.

Plan participants select investment options for their contributions. Participants may change their investment options at any time and may invest in any combination of investment options.

(e) Vesting

Participants' contributions are immediately vested. Vesting in the remainder of their accounts is based on credited years of service, as defined. A participant is 100% vested after six credited years of service.

(f) Participant Loans

The Plan allows employees who have at least six months of service to borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the Sponsor's revolving credit facility plus 1% (8% to 10.50% at May 31, 2001), and are valued at the unpaid balance which approximates fair market value. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction from one to five years.

(g) Payment of Benefits

During an employees' active career with the Company, part or all of a participant's contributions and fund earnings may be withdrawn due to hardship and based on plan limitations. Such hardship withdrawals are permitted when conditions as specified by the Plan are met and are subject to limits allowed by law.

Upon termination, disability, retirement, or death, all amounts attributed to a participant's account may be withdrawn. The accumulated balances are generally distributed in the form of a lump-sum settlement unless an election for installment payments has been made by the employee prior to retirement or death.

(3) Investment Contract With Insurance Company

The Plan entered into a fully benefit-responsive investment contract with Principal Life Insurance Company (Sponsor). The Sponsor maintains the contributions in a pooled account. The account is credited with earnings based on rates established annually by the Sponsor. The contract is included in the financial statements at contract value as reported to the Plan by the Sponsor. Contract value represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.71%, 6.85%, and 5.75% for 2001, 2000, and 1999, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a daily basis for resetting.


(4)  Investments

The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets:


	Name of issuer		             2001                2000
	and title of issue
  Investment at contract value -
    Principal Mutual Life Insurance
      Company - deposit contract	$  2,147,941           2,607,591



  Investment at fair value, as
  determined by quoted market
  prices:
    Washington Mutual Investment Fund      2,559,524           2,753,010
    Income Fund of America	           1,236,792           1,191,451






ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN
Notes to Financial Statements

May 31, 2001, 2000, and 1999

During 2001, 2000, and 1999 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $387,835, depreciated in value by $361,937, and appreciated in value by $251,956, respectively, as follows:

			                2001         2000        1999

  Investment at contract value -
    Insurance deposit contract       $  48,283     (29,792)    (4,393)

  Investments at fair value as
  determined by quoted market
  prices:
    Shares of registered
    investment companies               371,752    (334,359)    389,123
    Investment funds - pooled
    separate accounts                    7,350      29,110     (14,494)
    Art's-Way Common Stock Fund        (39,550)    (26,896)   (118,280)

                                       339,552    (332,145)    256,349

     Net change in fair value        $ 387,835    (361,937)    251,956

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Related Party Transactions

Certain Plan investments are contracts managed by Principal Financial Group. Principal is the Administrator as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $14,655, $53,199, and $2,627 for the years ended May 31, 2001, 2000, and 1999, respectively.

                                                                    Schedule

ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Assets Held for Investment Purposes at End of Year

May 31, 2001

                                              Units       Fair Value
Principal Mutual Life Insurace
  Company - deposit contract                2,147,941    $ 2,147,941
Money Market Fund                                 884         37,136
Small Company Blend Fund                        1,753         77,328
International Stock Fund                          647         21,264
American Fund Groups:
  Washington Mutual Investment Fund            84,278      2,559,524
  Income Fund of America                       74,326      1,236,792
  U.S. Government Fund                             13        199,874
Art's-Way Common Stock Fund*                   74,089        174,109
Participant loans (8.0% to 10.5%)             166,587        166,587

                                                         $ 6,620,555

*Party in interest

See accompanying independent auditors' report.